UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

Annual Report Pursuant to Section 15d

of the Securities Exchange Act of 1934

For the Fiscal Period ended December 31, 2006

Commission File Numbers 1-1520 and 1-15147

A.	Full title of the plan:

OMNOVA SOLUTIONS RETIREMENT SAVINGS PLAN

(Plan)

B.	Names of issuers of the securities held pursuant to the plan and the addresses of their principal executive offices:

OMNOVA Solutions Inc.

175 Ghent Road

Fairlawn, OH 44333-3300

AUDITED FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULES

OMNOVA Solutions Retirement Savings Plan

December 31, 2006 and 2005 and Year ended December 31, 2006

with Report of Independent Registered Public Accounting Firm

OMNOVA Solutions Retirement Savings Plan

Audited Financial Statements and Supplemental Schedules

December 31, 2006 and 2005 and

Year ended December 31, 2006

Report of Independent Registered Public Accounting Firm

To OMNOVA Solutions Inc. as Administrator and

Sponsor of the OMNOVA Solutions Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the OMNOVA Solutions Retirement Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005 and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2006 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Akron, Ohio

June 22, 2007

OMNOVA Solutions Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
Investments, at fair value	$67,693,458	$61,655,855
Pending purchases	(7,674)	(5,333)

Net assets available for benefits	$67,685,784	$61,650,522

The accompanying notes to financial statements are an integral part of these statements.

OMNOVA Solutions Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2006

Additions
Investment income:
Interest and dividend income	$2,208,435
Net appreciation in fair value of investments	3,935,496

Net investment income	6,143,931

Contributions:
Participants	4,770,166
Employer	1,812,580
Rollovers	1,098,779

Total contributions	7,681,525

Total	13,825,456

Deductions
Benefits paid directly to participants	7,702,412
Trustee and manager fees	87,782

Total	7,790,194

Net increase	6,035,262
Net assets available for benefits, beginning of year	61,650,522

Net assets available for benefits, end of year	$67,685,784

The accompanying notes to financial statements are an integral part of this statement.

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005 and

Year ended December 31, 2006

A. Description of Plan

The following description of the OMNOVA Solutions Retirement Savings Plan (Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions. If there is any discrepancy between the provisions described herein or in the Summary Plan Description, the terms of the Plan as set forth in the Plan document shall be controlling. Copies of the Summary Plan Description for the Plan are available from the Plan administrator.

General

The Plan is a defined contribution plan available to eligible salaried and non-union and certain union hourly employees, as defined in the Plan document, of OMNOVA Solutions Inc. (OMNOVA, The Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Participants may elect to make before-tax and/or after-tax contributions to the Plan ranging from 1% to 50% of their annual compensation, subject to certain limitations. Matching contributions for non-union participants are discretionary and can be suspended or terminated at any time. Matching contributions for salaried participants are 50% of the first 6% of compensation contributed by a participant. Matching contributions for non-union hourly participants are 100% of the first 3% of compensation contributed by a participant, and 50% of the second 3% of compensation contributed. Matching contributions for union hourly employees can range from 0% to 50% up to the first 6% of compensation contributed by a participant. Participants may also contribute amounts representing distributions from other qualified plans.

Upon enrollment, a participant may direct employee contributions in whole percentage increments to any of the Plan’s fund options except the OMNOVA Stock Fund. In addition, participants may appoint an investment professional and establish a self-directed investment account for the purpose of investing their contributions in investment options outside of the funds offered by the Plan, subject to limitations provided in the Plan document. Participants may change their investment options each payroll period. Employer contributions, in OMNOVA stock, are made to the OMNOVA Stock Fund.

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

A. Description of Plan (continued)

Participant Accounts

A separate account is maintained for each plan participant. Each participant’s account is credited with the participant’s contributions and allocations of (a) OMNOVA’s contributions and, as the case may be, (b) Plan earnings (losses), and is charged with an allocation of certain administrative expenses (see “Plan Expenses” below). Allocations are based on participant earnings (losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. A participant’s interest in the matching contributions made for his or her benefit is at all times vested and not subject to forfeiture, except such forfeitures as may be required or permitted in order to meet the non-discrimination provisions of the Internal Revenue Code (Code) or other applicable provisions of law.

Participant Loans

Participants may borrow from their fund accounts up to 50% of their account balance but not more than $50,000. OMNOVA matching contributions are not available for loans, but are included in computing the amount available for loans. Loan terms range from 1—5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participants’ accounts and bear interest at a rate at least equivalent to the prevailing interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. Principal and interest is paid ratably through payroll deductions.

Distributions

Subject to certain limitations, a participant may withdraw all or part of their account balance upon the attainment of age 59 1/2. Distributions are required to begin at age 70 1/2. Distribution of the account balance to a participant who terminates or elects an in-service withdrawal is made in accordance with the terms of the Plan.

Plan Expenses

A proportionate share of fees and expenses of National City Bank (the “Trustee”), investment managers, and other service providers (including OMNOVA, if applicable) is charged to each plan participants’ account. All fees are deducted quarterly from participants’ accounts. Expenses incurred in connection with the purchase or sale of securities are paid from trust assets. All other administrative costs of the Plan are paid by OMNOVA.

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

B. Summary of Accounting Policies

Basis of Presentation

The Plan’s financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Investment Valuation and Income Recognition

Investments in common stock are valued at the quoted market price of the common stock on the last trading day of the Plan’s fiscal year. Investments in marketable equity and debt securities are valued at market as determined on the last business day of the Plan’s fiscal year based on quoted market prices. Common trust funds are valued based on the quoted redemption value of units owned by the Plan at year-end. Participant loans are valued at their outstanding balances, which approximate fair value.

Use of Estimates

The preparation of these financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management, investment managers and Trustee, who are fiduciaries of the Plan, to make estimates, assumptions and valuations that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

C. Nonparticipant-Directed Investments

The OMNOVA Solutions Inc. common stock fund contains participant account balances that are both participant directed and nonparticipant-directed. Because the fund contains balances that are nonparticipant-directed, the entire fund is considered nonparticipant-directed for disclosure purposes.

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

	December 31,
	2006	2005
Net assets:
Allegiant Money Market Fund	$157,281	$4,364
OMNOVA Solutions Inc. common stock	8,165,592	10,322,997
Pending purchases	(7,674)	(5,333)

Total	$8,315,199	$10,322,028

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

C. Nonparticipant-Directed Investments (continued)

Year ended December 31, 2006
Changes in net assets:
Company contributions	$1,812,580
Interest and dividend income	7,838
Net depreciation in fair value of common stock	(43,799)
Benefits paid directly to participants	(1,173,296)
Net transfers to participant-directed investments	(2,600,954)
Trustee and manager fees	(9,198)

Net decrease	(2,006,829)
Net assets, beginning of year	10,322,028

Net assets, end of year	$8,315,199

D. Investments

During the year ended December 31, 2006, the Plan’s investments (including investments purchased, sold, as well as held during the year) (depreciated) appreciated in fair value as follows:

Net Realized and Unrealized (Depreciation) Appreciation in Fair Value of Investments
Self-directed brokerage account	$(8,732)
Common stock	(43,799)
Shares of registered investment companies	3,988,027

$3,935,496

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

D. Investments (continued)

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31,
	2006	2005
S&P 500 Flagship Fund	$14,187,047	$14,518,238
National City Capital Preservation Fund	11,811,161	11,224,297
OMNOVA Solutions Inc. Common Stock *	8,165,592	10,322,997
American Balanced Fund	5,420,511	4,762,581
Growth Fund of America	4,472,216	3,886,700
Templeton Foreign Fund	3,811,618	3,077,772
PIMCO Total Return Fund	3,257,747	3,652,351

*	Investment is nonparticipant-directed

E. Plan Termination

Although it has not expressed any intent to do so, OMNOVA has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would continue to be 100 percent vested in their accounts.

F. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 3, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

G. Party-in-Interest Transactions

Party-in-interest transactions include the investments in the proprietary funds of the Trustee and in the common stock of the Company and the payment of certain administrative expenses by the Company.

At December 31, 2006 the Plan held 1,782,744 shares of OMNOVA Solutions Inc. common stock with a fair value of $8,165,592. At December 31, 2005 the Plan held 2,150,542 shares of OMNOVA Solutions Inc. common stock with a fair value of $10,322,997.

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

H. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

I. Reconciliation of Financial Statements with Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 and 2005 to Form 5500:

	December 31,
	2006	2005
Net assets available for benefits per the financial statements	$67,685,784	$61,650,522
Deemed distributions of participant loans	(224,891)	—

Net assets available for benefits per the Form 5500	$67,460,893	$61,650,522

The deemed distributions of participant loans are loans that are in default by participants of the Plan. While the U.S. Department of Labor does not recognize these loans as assets for regulatory reporting, they are included as assets (i.e., loans) in the financial statements of the Plan as these loans are collateralized by participant funds.

OMNOVA Solutions Retirement Savings Plan

EIN: 34-1897652         Plan Number: 013

Schedule H, Line 4i—Schedule of Assets

(Held at End of Year)

December 31, 2006

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
S&P 500 Flagship Fund	568,733 shares		$14,187,047
National City Capital Preservation Fund*	11,811,161 units		11,811,161
OMNOVA Solutions Inc. Common Stock*	1,782,744 shares	$10,225,758	8,165,592
American Balanced Fund	285,892 shares		5,420,511
Growth Fund of America	136,058 shares		4,472,216
Templeton Foreign Fund	279,444 shares		3,811,618
PIMCO Total Return Fund	313,848 shares		3,257,747
Julius Baer International Fund	75,517 shares		3,189,095
Selected American Fund	57,907 shares		2,667,207
DFA US 6-10 Small Company Portfolio	117,192 shares		2,506,741
Goldman Sachs Mid-Cap Value Fund	64,772 shares		2,502,170
Calamos Growth Fund	33,600 shares		1,811,032
T Rowe Price Retirement 2020	73,793 shares		1,275,880
T Rowe Price Retirement 2030	31,028 shares		574,634
T Rowe Price Retirement 2010	18,660 shares		295,207
Self-Directed Brokerage Accounts			255,956
Allegiant Money Market Fund (NCB)*	157,281 shares	157,281	157,281
T Rowe Price Retirement 2040	8,008 shares		149,599
T Rowe Price Retirement Inc	4,234 shares		55,594
Participant loans*	At interest rates ranging from 5.0% to 10.5%		1,127,170

			$67,693,458

*	Indicates party-in-interest to the Plan.
**	Cost presented for nonparticipant-directed investments.

OMNOVA Solutions Retirement Savings Plan

EIN: 34-1897652         Plan Number: 013

Schedule H, Line 4j—Schedule of Reportable Transactions

Year ended December 31, 2006

Identity of Party Involved	Description of Investment	Purchase Price	Selling Price	Cost	Current Value of Asset on Transaction Date	Net Gain or (Loss)

There were no category (i), (ii), (iii) or (iv) reportable transactions for the year ended December 31, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, OMNOVA Solutions Inc., as Plan Administrator, has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

OMNOVA SOLUTIONS
RETIREMENT SAVINGS PLAN

By	/s/ Michael E. Hicks
Michael E. Hicks
Senior Vice President and Chief
Financial Officer; Treasurer

Date: June 26, 2007

Exhibit Index

Exhibit	Description
23.1	Consent of Independent Registered Public Accounting Firm